Exhibit 99.1

L&S LIGHT & STRONG LTD.

STATEMENTS OF FINANCIAL POSITION

			As at
			December
	As at March 31		31
	2016	2015	2015
	Unaudited		Audited
	US $ in thousands
Current Assets
Cash and cash equivalents	205	162	14
Restricted bank deposit	53	38	51
Trade accounts receivable	612	673	452
Other accounts receivable	79	206	109
Inventories	1,213	585	767
	2,162	1,664	1,393

Fixed Assets, Net	511	540	503
	2,673	2,204	1,896

Current liabilities
Short-term credit from related parties and others (see note 5c)	2,863	-	-
Trade accounts payable	1,075	369	639
Other accounts payable	500	342	437
	4,438	711	1,076
Long-term liabilities
Related parties loan payable	-	2,044	2,525
Loans from banks and other credit providers	159	-	-
Severance pay liability, net	64	54	58
	223	2,098	2,583
Stockholders' deficiency
Share capital	482	482	482
Share premium	5,366	5,346	5,366
Share based compensation capital reserve	1,442	-	1,355
Reserves	992	1,024	1,010
Accumulated deficit	(10,270)	(7,457)	(9,976)
	(1,988)	(605)	(1,763)
	2,673	2,204	1,896

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L&S LIGHT & STRONG LTD.

STATEMENTS OF COMPREHENSIVE LOSS

	Period of 3 months		Year ended
	ended		December
	March 31		31
	2016	2015	2015
	Unaudited		Audited
	US $ in thousands
Revenues	1,545	1,035	4,019
Cost of revenues	1,289	968	4,147

Gross profit (loss)	256	67	(128)

Research and development expenses	197	127	909
Selling and marketing expenses	24	20	87
General and administrative expenses	146	121	1,131

Operating loss	(111)	(201)	(2,255)

Financial expenses	(182)	(130)	(619)

loss for the period	(293)	(331)	(2,874)

Other comprehensive income (loss): Foreign currency translation differences	(73)	(2)	6
Actuarial gains	-	-	6
	(73)	(2)	12
Total comprehensive loss for the period	(366)	(333)	(2,862)

Basic and dilutive loss per share (in US dollars)	- *	- *	(0.053)
Weighted average shares	53,769,589	52,742,291	53,769,589

* Less than 0.01 US dollar.

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L&S LIGHT & STRONG LTD.

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 3 months ended March 31
	2016
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Share based compensation capital reserve	Accumulated deficit	Total
	Unaudited
	US $ in thousands
BALANCE AT January 1 2016	482	5,366	1,180	(170)	1,355	(9,977)	(1,764)
Share based compensation to employees and serviceproviders	-	-	-	-	87	-	87
Capital contribution from interest at less than market rate on related party loans	-	-	54	-	-	-	54
Loss for the period	-	-	-	-	-	(293)	(293)
Other comprehensive loss	-	-	-	(72)	-	-	(72)
BALANCE AT March 31 2016	482	5,366	1,234	(242)	1,442	(10,270)	(1,988)

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L&S LIGHT & STRONG LTD.

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 3 months ended March 31
	2015
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Accumulated deficit	Total
	Unaudited
	US $ in thousands
BALANCE AT January 1 2015	482	5,346	1,202	(176)	(7,126)	(272)
Loss for the period	-	-	-	-	(331)	(331)
Other comprehensive loss	-	-	-	(2)	-	(2)
BALANCE AT March 31 2015	482	5,346	1,202	(178)	(7,457)	(605)

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L&S LIGHT & STRONG LTD.

STATEMENTS OF STOCKHOLDERS' DEFICIENCY

	Period of 3 months ended December 31
	2015
	Share Capital	Share premium	Shareholders transaction reserve	Foreign currency translation reserve	Share based compensation capital reserve	Accumulated deficit	Total
	Audited
	US $ in thousands
BALANCE AT January 1 2015	482	5,346	1,180	(176)	-	(7,108)	(276)
Share based compensation to employees and service providers	-	-	-	-	1,355	-	1,355
Shares issued for cash	-	1	-	-	-	-	1
Shares issued for services	-	19	-	-	-	-	19
Loss for the period	-	-	-	-	-	(2,874)	(2,874)
Other comprehensive income	-	-	-	6	-	6	12
BALANCE AT December 31 2015	482	5,366	1,180	(170)	1,355	(9,976)	(1,763)

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L&S LIGHT & STRONG LTD.

STATEMENTS OF CASH FLOWS

	Period of 3 months		Year ended
	ended		December
	March 31		31
	2016	2015	2015
	Unaudited		Audited
	US $ in thousands
Cash flows from operating activities:
Loss for the period	(293)	(331)	(2,874)
Adjustments necessary to present cash flows from operating activities:

Expenses not involving cash flows:
Depreciation	20	19	77
Increase in severance pay liability, net	3	4	8
Share based compensation to employees and service providers	87	-	1,374
Capital gain	(1)	-	-
	109	23	1,459

Changes in operating asset and liability items:
Decrease (Increase) in trade accounts receivable	(138)	(11)	226
Decrease (Increase) in other accounts receivable	27	(56)	13
Increase (Decrease) in inventory	(403)	200	32
Increase (Decrease) in trade accounts payable	398	(135)	127
Increase in other accounts payable	45	49	136
Change in related party loans, net	160	131	574
Revaluation loan	5	-	-
	94	178	1,108

Tax payments	-	-	32
	203	201	2,599
Net cash used in operating activities	(90)	(130)	(275)

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L&S LIGHT & STRONG LTD.

STATEMENTS OF CASH FLOWS

	Period of 3 months		Year ended
	ended		December
	March 31		31
	2016	2015	2015
	US $ in thousands
Cash Flows from Investing Activities
Purchase of fixed assets	(13)	(8)	(18)
Increase in restricted bank deposit	-	-	(12)
Proceeds from sale of fixed assets	3	-	1
	(10)	(8)	(29)
Cash flows from financing activities:
Short-term bank credit, net	76	-	-
Receipt of loans and long-term liabilities	208	-	-
Proceeds from share issued for cash	-	-	1
Net cash provided by financing activities	284	-	1
Increase (Decrease) in cash and cash equivalents	184	(138)	(303)
Effect of changes in exchange rates on cash balances in foreign currencies	7	(14)	3

Cash and cash equivalents at the beginning of the period	14	314	314
Cash and cash equivalents at end of period	205	162	14

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